ASIARIM CORP.

AKA UN MONDE INTERNATIONAL LTD.

5689 Condor Place

Mississauga ON

L5V 2J4 Canada

Westagate Mall

August 29, 2022

Shih-Kuei Chen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asiarim Corp. (Un Monde International Ltd.)
Amendment No. 7 to Registration Statement on Form 10-12G Filed June 22, 2022 File No. 000-56328

Dear Mr. Chen:

Set forth below is the response for Asiarim Corp (Un Monde International Ltd)., a Nevada corporation (“Aisarim” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated June 24, 2022, with respect to our Amendment No. 7 to Registration Statement on Form 10-12(g) filed on June 22, 2022.

Amendment No. 7 to Registration Statement on Form 10-12G filed June 22, 2022

Business, page 1

1. We note your response to comment 1; however, your disclosure is still unclear. If true, please revise throughout the filing to specifically state that you will not acquire a company located in or with principal operations in China, including Hong Kong and Macau.

Response:

The registration has been revised to clarify that we will not acquire a company located in or with principal operations in China, including Hong Kong and Macau in the following;

Introductory Comment

Our officer and director is a Canadian citizen, has Chinese ancestry and may have personal ties that continue in China. Notwithstanding such ties to China, we expressly disclaim any intent to and will not consummate a business combination with a target business (either directly or through any subsidiaries) with any operations in China, Hong Kong or Macau ever. This may limit our business opportunities in these geographic locations and benefit our competitors that have a presence in these regions.

We will not merge, acquire, or conduct any business located in China, Hong Kong, or Macau and our future business, operating results and financial condition could be seriously harmed as a result of the occurrence. You could lose all or part of your investment due to any of these risks. You should invest in our common stock only if you can afford to lose your entire investment.

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1A. Risk Factors

We will not Conduct Business in China, Hong Kong, or Macau

There is no geographic limitation to the location of targets, however, we expressly disclaim any intent to and we will not pursue a business combination with a target company (either directly or through any subsidiaries) with any operations in China, Hong Kong or Macau, nor will we consummate a business combination with any such entity ever.  This may limit our business opportunities in these geographic locations and benefit our competitors that have a presence in these regions.

We will not merge, acquire or conduct any business located in China, Hong Kong, or Macau and our future business, operating results and financial condition could be seriously harmed as a result of the occurrence. You could lose all or part of your investment due to any of these risks. You should invest in our common stock only if you can afford to lose your entire investment.

We may encounter substantial competition in our contemplated business and our failure to compete effectively may adversely affect our ability to generate revenue

We will not merge, acquire or conduct any business located in China, Hong Kong, or Macau and our future business, operating results and financial condition could be seriously harmed as a result of the occurrence. This may limit our business opportunities in these geographic locations and benefit our competitors that have a presence in these regions.

You could lose all or part of your investment due to any of these risks. You should invest in our common stock only if you can afford to lose your entire investment.

Our future success is highly dependent on the ability of management to locate and attract suitable business opportunities and our stockholders will not know what business we will enter into until we consummate a transaction with the approval of our then existing directors and officers

We will not merge, acquire or conduct any business located in China, Hong Kong, or Macau and our future business, operating results and financial condition could be seriously harmed as a result of the occurrence. This may limit our business opportunities in these geographic locations and benefit our competitors that have a presence in these regions.

There can be no assurance that we will successfully consummate a business plan or internally develop a successful business

We will not merge, acquire or conduct any business located in China, Hong Kong, or Macau and our future business, operating results and financial condition could be seriously harmed as a result of the occurrence. This may limit our business opportunities in these geographic locations and benefit our competitors that have a presence in these regions.

Because we are significantly smaller than some of our competitors, we may lack the resources needed to capture market share

We expressly disclaim any intent to and will not consummate a business combination with a target business (either directly or through any subsidiaries) with any operations in China, Hong Kong or Macau ever. This may limit our business opportunities in these geographic locations and benefit our competitors that do business in these regions.

Management’s Discussion and Analysis or Plan of Operation

We will not merge, acquire or conduct any business located in China, Hong Kong, or Macau and our future business, operating results and financial condition could be seriously harmed as a result of the occurrence. This may limit our business opportunities in these geographic locations and benefit our competitors that have a presence in these regions

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General

2. Your registration statement automatically became effective 60 days after its initial filing pursuant to Section 12(g)(1). As you are now subject to the reporting requirements of the Exchange Act of 1934, please tell us when you plan to file your Forms 10-K and 10-Q.

Response:

All delinquent financial reports have been filed.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Asiarim Corp. Un Monde International Ltd.

	By:	/s/ Dr. Ci Zhang
Dr. Ci Zhang
Chief Executive Officer

cc:	Jimmy Lee

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